Gold Royalty Corp.

1188 West Georgia Street, Suite 1830
Vancouver, BC, Canada V6E 4A2

June 8, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street N.E.

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Gold Royalty Corp. Registration Statement on Form F-3, as amended (the “Registration Statement”) Initially filed on May 14, 2026, as amended on June 3, 2026
File No. 333-295866

Ladies and Gentlemen:

Pursuant to Rules 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gold Royalty Corp. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time on June 10, 2026, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Alla Digilova at (212) 659-4993, and that such effectiveness also be confirmed in writing.

Gold Royalty Corp.

By:	/s/ Andrew Gubbels
Andrew Gubbels
Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP